Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-239161

Prospectus Supplement No. 1

(To Prospectus dated August 5, 2020)

Humanigen, Inc.

82,563,584 Shares of Common Stock

This prospectus supplement relates to the Registration Statement on Form S-1 (File No. 333-239161) declared effective by the Securities and Exchange Commission on August 5, 2020, and does not cover securities beyond those covered by the existing Registration Statement. There are no additional securities being offered under this prospectus supplement – this is merely a document required under the securities laws to update information previously filed in the original prospectus.

The selling stockholders may offer and sell any of the shares from time to time in a number of different ways and at varying prices, and may engage a broker, dealer or underwriter to sell the shares. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in the prospectus dated August 5, 2020. See “Plan of Distribution” beginning on page 95 of the prospectus for more information about how the selling stockholders may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus.

We are filing this prospectus supplement to supplement and amend the information previously included in the prospectus dated August 5, 2020. You should read this prospectus supplement together with the prospectus.

Our common stock is quoted on the OTCQB Venture Market under the symbol “HGEN”. On August 7, 2020, the last reported sale of our common stock on the OTCQB Venture Market was $4.98 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2020.

Recent Developments

We are currently enrolling patients in a Phase III multi-center, randomized, placebo-controlled, double-blinded, clinical trial in the setting of COVID-19. The Phase III trial will assess the safety and efficacy of lenzilumab in reducing severe outcomes in hospitalized adult patients with confirmed severe or critical COVID-19 pneumonia. On May 6, 2020, we announced that the first patient had been randomized in the Phase III lenzilumab COVID-19 study.

On August 10, 2020, we updated the market regarding important developments to our development program for lenzilumab in COVID-19 and in respect of several other recent developments impacting our company and prospects.

COVID-19

As of August 10, 2020, our Phase III study, which anticipates enrollment of a total of 300 patients, was more than 50% enrolled. We are anticipating that additional study sites will begin enrolling patients in the near term and are targeting completion of patient enrollment in the Phase III study in the third quarter of 2020.

To that end, on August 10, 2020, we announced that the Brazilian regulatory agency, Anvisa, has granted permission to commence a Phase III study of lenzilumab in patients with COVID-19 in Brazil. This study, now set to begin recruiting patients in Brazil, is expected to follow the same protocol approved by the U.S. Food and Drug Administration (FDA) in April – a multicenter, randomized, placebo-controlled, double-blinded clinical trial focused on hospitalized severe and critical adult COVID-19 patients at high risk of disease progression. We anticipate rapid enrollment in the trial in Brazil given that Brazil currently has the second highest reported rates of COVID-19 infection in the world, second only to the United States.

Based on the anticipated pace of patient enrollment, we currently estimate a primary completion date for the Phase III study to occur late in the third quarter or early in the fourth quarter of 2020. If results of the study are favorable, we would intend to file a biologics license application (BLA) for lenzilumab with FDA and, if the data submitted in connection with the BLA merit it, we might be in position to receive an emergency use authorization (EUA) from FDA and initially launch commercial activities relating to lenzilumab as early as the fourth quarter of 2020. We expect that an expanded product launch and commercialization would occur in the six months following receipt of an EUA, after which we would commence life cycle management activities for lenzilumab, which may include additional dose formulations and further international studies.

Other Potential Pipeline Milestones

On August 10, 2020, we also disclosed our current expectations for the timing of other key milestones related to our development pipeline. As previously disclosed in the prospectus dated August 5, 2020, all of these product candidates are in the early stage of development and will require substantial time, resources, research and development, and regulatory approval prior to commercialization. Furthermore, none of these product candidates have been approved for marketing and it may be years, if this occurs at all.

Lenzilumab in ZUMA-19 Study (CAR-T). Our current clinical and regulatory development plan for lenzilumab in the CAR-T setting is focused on a collaboration agreement we executed with Kite Pharmaceuticals, Inc., a Gilead company (“Kite”), in May 2019, which we refer to as the Kite Agreement. Pursuant to the Kite Agreement, the parties have agreed to conduct and are currently enrolling patients for a multi-center Phase 1b/2 study (“ZUMA-19”) of lenzilumab with Kite’s YESCARTA in patients with relapsed or refractory B-cell lymphoma, including diffuse large B-cell lymphoma (“DLBCL”). Kite is the sponsor of ZUMA-19 and is responsible for its conduct. The primary objective of ZUMA-19 is to determine the effect of lenzilumab on the safety of YESCARTA. In addition, efficacy and healthcare resource utilization will be assessed. On June 30, 2020, we announced that the first patient had been infused in the ZUMA-19 study. Phase Ib results are anticipated in the fourth quarter of 2020, with a Phase II interim analysis currently expected in the first half of 2021 and six-month efficacy data anticipated in the second half of 2021.

Acute Graft Versus Host Disease. We are collaborating with IMPACT, a clinical trial partnership of 23 transplant centers in the United Kingdom, in planning a potential randomized, placebo controlled, Phase II/III study focused on early intervention with lenzilumab in patients at high risk or intermediate risk for steroid refractory acute GvHD based on specific biomarkers. The goal of the trial, as it is currently contemplated, would be to determine the efficacy and safety of lenzilumab in reducing non-relapse mortality at six months. We currently anticipate completing planning for the study in the fourth quarter of 2020, with commencement of the study in the United Kingdom occurring in the first half of 2021, and planning for the comparable study in the United States occurring in the second half of 2021.

Lenzilumab in refractory chronic myelomonocytic leukemia (CMML). Working with partners in Australia, we are planning a Phase 2 study of lenzilumab in combination with azacitidine in newly-diagnosed CMML patients who express NRAS/KRAS/CBL mutations which are known to be hypersensitive to GM-CSF and therefore may lend themselves to responsiveness to lenzilumab treatment. CMML is a rare form of hematologic cancer with no FDA-approved treatment options and a three-year overall survival rate of 20% and median overall survival of 20 months. We currently expect to complete the planning for this study in the fourth quarter of 2020, with a goal of commencing the study in the first half of 2021.

Ifabotuzumab in solid tumors, hematologic malignancies and serious pulmonary conditions. Our clinical-stage pipeline also comprises a further Phase I study which is almost fully enrolled with ifabotuzumab in glioblastoma multiforme (GBM). We currently expect to complete the Phase I study in the fourth quarter of 2020, with results expected to be available in the first half of 2021.

Cautionary Note Regarding Forward-looking Statements

Some of the statements, beliefs and opinions in this prospectus supplement are forward looking, which reflect current expectations and projections about future events. Forward-looking statements reflect management's current knowledge, assumptions, judgment and expectations regarding future performance or events. Although we believe that the expectations reflected in these statements are reasonable, we give no assurance that such expectations will prove to be correct and you should be aware that actual events or results may differ materially from those contained in the forward-looking statements. Words such as "will," "expect," "intend," "plan," "potential," "possible," "goals," "accelerate," "continue," and similar expressions identify forward-looking statements, including, without limitation, statements regarding:

•	Our expectations for timing and achievement of the key corporate and COVID-19 milestones described in the prospectus supplement; and

•	Our expectations for timing and achievement of milestones for our pipeline outside of COVID-19, including in respect of our ZUMA-19 Phase Ib trial of lenzilumab that is being conducted with Kite, a Gilead company; our plans for a study of lenzilumab in GvHD conducted with the IMPACT Group in the United Kingdom and in CMML in Australia; and our ongoing Phase I trial of ifabotuzumab in GBM patients;

Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, the risks inherent in our lack of profitability and need for additional capital to grow our business; our dependence on partners to further the development of our product candidates; the uncertainties inherent in the development and launch of any new pharmaceutical product; the outcome of pending or future litigation; and the various risks and uncertainties described in the "Risk Factors" section of the prospectus dated August 5, 2020. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You should not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus supplement. We undertake no obligation to revise or update any forward-looking statements made in this prospectus supplement to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law.